April 27, 2000




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                   Southern States Cooperative, Incorporated/
             Registration Statement on Form S-1 (Reg. No. 333-69265)
             -------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, Southern States Cooperative, Incorporated (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

This request is made because the Company has concluded that market conditions do not currently permit an offering of the proposed securities on terms acceptable to the registrant.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

If you have questions or comments about the foregoing, please call me at (804) 281-1331 or F. Claiborne Johnston, Jr. of Mays & Valentine, L.L.P. at (804) 697-1214.

Sincerely,

Jonathan A. Hawkins
Chief Financial Officer



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